Exhibit 5.22

14 June 2022

To:	Valaris Limited Clarendon House, 2 Church Street

Hamilton Bermuda, HM 11

Bermuda

Re:	Valaris Limited (the “Issuer”) – Registration Statement on Form S-3

Dear Sirs,

1.	Introduction

We act as Thai legal counsel to Ensco (Thailand) Limited (the “Thai Guarantor”) in connection with the Post Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-3 (the “Registration Statement”), to be filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on or about 14 June 2022, for the registration under the Securities Act of 1933, as amended (the “Securities Act”) relating to the Senior Secured First Lien Notes due 2028, dated as of April 30, 2021, among the Issuer, the Thai Guarantor in its capacity as Guarantor, and Wilmington Savings Fund Society, FSB as Trustee and First Lien Collateral Agent. This opinion is being rendered solely to the Issuer in connection with the filing of the Registration Statement.

Capitalized terms used in this opinion shall, unless otherwise defined herein, have the same meanings as ascribed thereto in the Transaction Document (defined below).

2.	Laws

This opinion is limited to the laws of Thailand as currently interpreted by the Supreme Court of Thailand, that are published and available to the public as at the date hereof. We have made no investigations of the laws of any other jurisdiction. Our opinion is to be interpreted and construed in accordance with the laws of Thailand currently in force and effect as of the date of this opinion.

3.	Documents Reviewed and Assumptions

For the purpose of this opinion, we have reviewed copies of the Corporate Documents as set out in Schedule 1, the documents as set out in Schedule 2 (the “Transaction Document”) and such other documents as we deem necessary or appropriate as a basis for the opinions set forth herein.

We have assumed:

(a)	THAT each of the parties to the Transaction Document (other than the Thai Guarantor) is duly incorporated, validly existing and, where relevant, in good standing under all applicable laws and has the necessary capacity and corporate power to execute, deliver and perform the Transaction Document and that the Transaction Document have been duly authorized, executed and delivered by each of the parties thereto (other than Thai Guarantor) in accordance with all applicable laws;

(b)	THAT the Transaction Document is enforceable against each of the parties thereto under the New York law, by which they are expressed to be governed;

(c)	THAT no law of any jurisdiction other than Thailand would render the execution, delivery or performance of the Transaction Document illegal or ineffective;

(d)	THAT all factual statements (including representations and warranties, other than those matters on which we specifically express our opinion in this letter) contained in the relevant documents including, without limitation, the Transaction Document are accurate and complete;

(e)	THE genuineness of all signatures and seals, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents;

(f)	THAT there are no facts or circumstances, and that no events have occurred, that would render the Transaction Document or any part thereof void or voidable or repudiated or frustrated or capable of rescission on the part of any of the parties thereto;

(g)	THAT the Transaction Document which is stated to have been examined by us in certain forms will be executed in such forms;

(h)	THAT each of the parties to the Transaction Document is not insolvent or deemed insolvent under any applicable law when it enters into the Transaction Document;

(i)	THAT the information disclosed in the search relating to the Thai Guarantor carried out on 20 May 2022 at the Department of Business Development, Ministry of Commerce (the “Search”), is complete and accurate in all respects and that the information entered or contained in or on the relevant registers has not, since the date the Search was obtained, been materially altered or added to and that such Search did not fail to disclose any information which had been delivered for filing, but which did not appear on the public file and was not disclosed at the time of the Search; and

In the course of our examination, we have not endeavored to make any independent verification of such factual assumptions, except as expressly stated in this opinion. As to any facts material to the opinion expressed herein which were not independently established or verified, we have relied upon certificates, statements and representations of officers of the Thai Guarantor.

4.	Opinion

On the basis of the foregoing assumptions and subject to the qualifications set forth in this opinion, we are of an opinion that under the laws of Thailand as at the date hereof:

4.1	Corporate Existence and Authority

Thai Guarantor: -

(a)	is a limited liability company duly incorporated and validly existing under the laws of Thailand;

(b)	is capable of and has authority for, the execution and performance of its obligations under the Transaction Document;

(c)	is a separate legal entity capable of suing and being sued in its own name;

(d)	has full corporate power and authority to enter into and perform its obligations under the Transaction Document; and

(e)	has taken all corporate actions necessary to the extent required under its respective Articles of Association to authorize the execution, delivery and performance of the Transaction Document.

4.2	Governmental Authorization

No authorization, approval, order, license, filing, registration, permission or consent of any court or governmental agency or other regulatory body of Thailand is required for the execution and delivery by the Thai Guarantor of the Transaction Document or the performance by the Thai Guarantor of its obligations under the Transaction Document.

4.3	No Violation and No Restriction

The provisions of the Transaction Document, the execution and delivery by the Thai Guarantor of, and the performance by the Thai Guarantor of its obligations under the Transaction Document and the consummation of any other transactions contemplated therein by the Thai Guarantor do not conflict with, result in a breach or violation of, or constitute a default under (a) the Memorandum and Articles of Association of Thai Guarantor, or (b) any law, rule, order, decree or regulation of governmental agency or body of the Kingdom of Thailand having jurisdiction over the Thai Guarantor (collectively, the “Requirements of Law”).

Our opinion expressed in paragraph 4.3 is limited to those Requirements of Law which, in our experience, are normally applicable to transactions of the type provided for in the Transaction Document.

4.4	Legality, Validity and Enforceability

The Transaction Document has been duly authorized, executed and delivered by, and constitutes legal, valid and binding obligations of, Thai Guarantor, and is enforceable against Thai Guarantor in accordance with its terms.

4.5	Stamp Duties and Taxes

4.5.1	To ensure the legality, validity, enforceability or admissibility into evidence in Thailand of the Transaction Document and any other documents to be furnished thereunder, it is not necessary that the Transaction Document be filed or recorded with any court or other authority in Thailand.

4.5.2	There is only a nominal stamp duty imposed by Thailand or any Thai taxing authority in connection with the execution and delivery of the Transaction Document and nominal stamp duty in respect of any power of attorney and on any written appointment of an agent by each principal and on duplicates thereof.

The laws of Thailand state that contracts or documents which are subject to stamp duty cannot be admissible as evidence in the courts of Thailand unless appropriate stamp duties are affixed.

4.6	No Immunity

Neither Thai Guarantor nor any of its assets located in Thailand enjoy any right of sovereign immunity or other immunity from legal proceedings or the execution of judgments or attachment or otherwise.

4.7	Indemnification

Although there is no law or judicial precedent directly applicable, we believe that the indemnification set forth in the Transaction Document do not contravene the public order or good morals of the people of the Kingdom of Thailand.

4.8	No Liquidation/Bankruptcy

Based on our searches conducted at the Central Bankruptcy Court on 23 May 2022, no petition for business reorganization or bankruptcy has been filed with the Central Bankruptcy Court in respect of Thai Guarantor, and based on our Search, no notice or application of bankruptcy, liquidation or dissolution has been registered with respect to the Guarantor.

4.9	Choice of Foreign Law

If any proceeding is taken in the courts of Thailand for the enforcement of the Transaction Document, which is expressed to be governed by New York law, such choice of New York law will, in respect of the essential elements or effects of the Transaction Document, be recognized and applied to the extent only to which such law:

(a)	is proven to the satisfaction of the courts of Thailand (which satisfaction is within the discretion of the courts of Thailand); and

(b)	is not considered contrary to the public order or good morals of the people of Thailand.

The scope of the public order and good morals of the people of Thailand are issues to be interpreted by the Supreme Court of Thailand. To our knowledge, there is no reported decision of the Supreme Court of Thailand which holds any provision similar to those contained in the Transaction Document to be contrary to the public order or good morals of the people of Thailand.

4.10	Validity of Submission to Foreign Courts

The submission to the jurisdiction of New York court set out in the Transaction Document constitutes a legally binding, valid and enforceable obligation of the Thai Guarantor.

4.11	Recognition of Foreign Judgments

Any judgment (including a judgment for a definite sum) given by any foreign courts against Thai Guarantor would not be recognized and accepted by the Thai courts without re-trial or examination of the merits of the case, although such judgment may, at the discretion of the Thai courts, be admitted as evidence of an obligation in new proceedings instituted in the Thai courts, which would judge the issue on the evidence before them.

5.            Qualifications

This opinion is subject to the following qualifications:

5.1	General Limitation

For the Transaction Document which is governed by foreign law, the term “is enforceable in accordance with its terms” as used in this opinion means that the obligations assumed by Thai Guarantor under the Transaction Document are of the type which Thai courts enforce. This opinion is not to be taken to imply that any obligation would necessarily be capable of enforcement in all circumstances in accordance with each of its terms. In particular, without limiting other qualifications in this opinion,

(a)	a Thai court will not necessarily grant any remedy the availability of which is in the discretion of the court;

(b)	claims may become barred or be limited by applicable statutes of limitation, bankruptcy, insolvency, liquidation, reorganization, moratorium, or other laws of general application relating to or affecting the rights of creditors, or may be subject to defenses of set-off or counterclaim;

(c)	the rights and obligations of the parties to any agreement and the enforceability thereof may be subject to an implied covenant of good faith and fair dealing, to considerations of public policy and the good morals of the people of Thailand, or to possible judicial application of foreign laws or foreign governmental actions affecting creditors’ rights;

(d)	where obligations are to be performed in a jurisdiction outside Thailand, they may not be enforceable in Thailand to the extent that performance would be illegal under the laws or exchange control regulations of the other jurisdiction;

(e)	the enforcement of the obligations of the parties may be limited by the provisions of Thai law applicable to agreements held to have been frustrated by events happening after their execution; and

(f)	enforcement of obligations may be invalidated by reason of fraud.

5.2	Submission to Foreign Court and Jurisdiction

Thai law is silent on the effect of the irrevocable submission to the jurisdiction of New York court.

In the Supreme Court decision No.  951/2539, the Court held that an agreement for the submission by any person to the jurisdiction of the foreign courts does not prevent a Thai court from having jurisdiction over the case by virtue of the Civil Procedure Code of Thailand (as amended). The parties may bring any dispute arising out of or in connection with the Transaction Document to a Thai court to the extent permitted by Thai law. Any agreement providing for the courts of a foreign jurisdiction to have an exclusive jurisdiction to settle any dispute, therefore, may not be enforceable in Thailand.

Any agreement prohibiting a person from, or providing for a waiver by a person of his rights in respect of, protecting his rights or exercising his rights or resolving a dispute before a Thai court where a Thai court has jurisdiction over such matter may not be enforceable under Thai law.

5.3	Damages and Indemnity

The rights of the parties under the Transaction Document for damages for breach of contract or any indemnity claims are limited to those actual and proven damages. Incidental damages cannot be recovered by any party unless this is specifically provided for in the contract. A right to liquidated damages is treated as a penalty and therefore can be reduced at the court’s discretion if it is found that the penalty is disproportionately high.

5.4	Obligations to Pay in Foreign Currency

Any judgment or order given in the courts of Thailand in any proceeding in respect of the enforcement of the Transaction Document may, at the discretion of the Thai courts, be expressed either in Baht or in appropriate foreign currency. Under Section 196 of the Civil and Commercial Code of Thailand, where a money debt is expressed in a foreign currency, payment may be made in Thai currency. In such case, conversion will be based on the current rate of exchange at the place of payment and at the time of payment.

5.5	Indemnity on Legal Fees

The Supreme Court of Thailand held, in its decisions number 3882/2529 and 3085/2544, that the Court has discretion to award to parties legal fees and court costs in accordance with the rate(s) specified in the Civil Procedure Code of Thailand and any agreement attempting to impose an obligation on a party to pay for Thai-litigation-related legal fees exceeding the sum that may be awarded by the courts of Thailand is invalid. Accordingly, the validity of any provision of the Transaction Document with respect to the obligations to reimburse legal fees in the event of court cases is uncertain.

5.6	Certificate Not Conclusive

A certificate, determination, discretion, notification or opinion of any party as to any matter provided for in the Transaction Document or any other documents to be furnished thereunder might not be held by the courts of Thailand to be conclusive, binding or final unless it can be shown to have been made in good faith, or reasonably. An electronic record is not conclusive evidence in proceedings in the Thai courts. However, electronic records and/or the printed versions thereof are admissible in the Thai courts and could be considered as written evidence thereof, if such electronic records are generated in the form pursuant to the requirements specified under the Electronic Transactions Act B.E. 2544 (A.D. 2001), as amended.

5.7	Injunction

An issue of an order or injunction requiring a party to perform any obligation or to refrain from committing a breach of any obligation is within the discretion of the courts of Thailand. Such an order would not necessarily be granted.

5.8	Subordinated Right of Parties

The Civil and Commercial Code of Thailand (the “CCC”) expressly prescribes the rank of creditors and such prescribed rank cannot be varied by any contractual arrangement. However, the subordinated debt arrangement among creditors of the same debtor is valid and enforceable between the contractual parties and, in case of bankruptcy of that debtor, will be recognized by the Bankruptcy Act.

Whilst creditors may, amongst themselves, agree with a debtor an order of priority for claiming in a liquidation, any creditor who is not a party to such an agreement cannot be affected thereby.

5.9	Compulsory Performance

If one party fails to perform its obligation under the Transaction Document, the other party may make a demand for compulsory performance, except where the nature of the obligation does not permit it. When the nature of an obligation does not permit compulsory performance, if the subject of the obligation requires an action, the non-defaulting party may apply to the courts of Thailand to have it carried out by a third person at the defaulting party’s expense; but if the subject of the obligation is the entering into of a juristic act, a judgment may be issued in place of a declaration of intention by the defaulting party. In the case of an obligation to refrain from carrying out an act, the non-defaulting party may demand the reversal of actions taken in breach of that obligation at the expense of the defaulting party and have proper measures adopted for the future.

5.10	Waiver

A waiver of rights or benefits is not effective under the laws of Thailand if it is contrary to public order or arises in circumstances where the beneficiary of such waiver has been grossly negligent or fraudulent.

5.11	Admissibility of Evidence in Court

The laws of the Kingdom of Thailand require that documents in foreign languages be translated into the Thai language in order to be admissible as evidence in the courts of Thailand, provided that if the case is brought to the Central Bankruptcy Court or the Central Intellectual Property and International Trade Court, a document in English may be admitted by such court should the parties agree not to translate it and such court is of the opinion that such document is not evidence in a major issue of the case.

5.12	Reciprocal Contract

A party to a reciprocal contract may refuse to perform its obligations until the other party performs or tenders performance of its obligations.

5.13	Unfair Contract Act

Under the Unfair Contract Act B.E. 2540 (A.D.1997), any provision in an agreement which gives one party inappropriate advantage over the other party may be regarded by the courts of Thailand to be an unfair provision and may have the result that only the provisions that are fair and appropriate will be enforceable.

5.14	Assignment Agreement

The Bankruptcy Act only recognizes a pledge, mortgage or right of retention as security and any creditor holding these types of security are "secured creditors" in the bankruptcy proceedings. As a result, an assignment agreement (either a conditional or absolute assignment) or an arrangement to place deposit in any bank account as security, does not create security interest and does not create preferential rights in assets but it is treated as a contractual obligation under Thai law. Therefore, the interest that an assignee has in an assigned property under an assignment agreement or conditional assignment, is not the same as that of a secured creditor under the Bankruptcy Act, and such interest that the assignee have could be subordinated to the rights of the secured creditor who receives such right as security under the Business Security Act B.E. 2558 (2015) of Thailand (as amended).

5.15	Limitations on Rights under the Guarantee

Under the CCC, there are provisions restricting the liabilities of Thai Guarantor, to which any agreement to the contrary will be void against Thai Guarantor before the courts of Thailand. In particular,

(a)	a notice must be given to Thai Guarantor within 60 days after the occurrence of an event of default. If no notice is provided within the 60-day period, Thai Guarantor will be released from its obligations in respect of interest, claims for damages and related costs and charges accruing after the lapse of the 60-day period (Section 685/1 and Section 686 of the CCC);

(b)	following an event of default, Thai Guarantor may (in its discretion) determine either to (x) repay in full the principal amount, together with accrued interest to the date of payment or (y) pay any amount under the Security Agreement in accordance with the original payment schedule as if the event of default had not occurred. The Collateral Agent shall not be entitled to charge additional interest during the period when Thai Guarantor is making payment in accordance with the Security Agreement under the original payment by reason of Valaris being in default (Section 686 of the CCC);

(c)	Thai Guarantor may not contract out of its rights to raise its own defenses and the defenses of the Issuer against the Collateral Agent or DIP Lenders in connection with claims under the Transaction Document nor to waive its right to terminate the guarantee for a series of transactions which does not have a time limit and to benefit from a reduction of underlying debts granted to the Issuer (Sections 685/1 and 694 of the CCC);

(d)	Thai Guarantor is mandatorily released from its obligations under the Transaction Document if the Collateral Agent or DIP Lenders have granted Issuer an extension of time to perform its obligations without consent of Thai Guarantor (Section 700 of the CCC);

(e)	the maximum guaranteed amount must be specified in the Transaction Document, and Thai Guarantor will not be responsible for the liability under the Transaction Document in excess of the maximum guaranteed amount (Section 681 of the CCC);

(f)	Thai Guarantor is discharged from its obligations under the Transaction Document following the extinguishment of the obligations of the Issuer under the Transaction Document by any cause whatsoever, regardless of whether the obligations of the Issuer may subsequently be revived or reinstated for whatever reason (Sections 698 and 685/1 of the CCC);

5.16	Unenforceable Obligation

Under Thai law, a guarantee, mortgage or pledge can only be given to secure a valid obligation. In respect of the guarantee, all arrangements relating to a guarantee which are different from that provision shall be void.

5.17	Interest over interest

Section 655 of the CCC provides that, with certain exceptions, overdue interest shall not bear interest unless the parties to an agreement validly agree in writing that, in the event that interest is overdue for a period of at least one year, the overdue interest will be added to the principal and shall itself bear interest.

5.18	Rehabilitation / Bankruptcy Search

Our opinions set forth in paragraph 4.8 herein rely in part on our independent search conducted on 23 May 2022, which is limited to any publicly available existing proceedings against the Guarantor at the Central Bankruptcy Court. Our litigation search is further limited to the extent the relevant information can be searched via an electronic record.

Insofar as the opinions expressed herein refer to the laws of Thailand, such references shall include the constitution, emergency decrees, royal decrees, ministerial decrees, ministerial regulations and ministerial notifications of the ministry or other governmental agency, and any reference to these and any Supreme Court judgments, shall be limited to those which are published, available to the public and in effect as of the date hereof. We do not assume any obligation or duty to provide you with any subsequent opinion or advice by reason of any change in any law, any governmental regulations or notifications or any interpretation of the law, and we do not assume any obligation to notify you of such change.

This opinion is addressed to you solely for your benefit. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express written consent.

Subject to the foregoing, we consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us, if any, in the Registration Statement and any amendments thereto. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations promulgated thereunder. Further, save for the use of this opinion as an exhibit to the Registration Statement.

Yours faithfully

/s/ Weerawong, Chinnavat & Partners Ltd.

/s/ Weerawong, Chinnavat & Partners Ltd.

Schedule 1
List of Corporate Documents

1.	The Affidavit of Thai Guarantor certified by the Department of Business Development, Ministry of Commerce, dated 20 May 2022.

2.	The Memorandum and Articles of Association of Thai Guarantor certified by the Department of Business Development, Ministry of Commerce, dated 20 May 2022.

3.	An extract of minutes of the meeting of the Thai Guarantor's board of directors held on 10 June 2022 approving, among other things, the Thai Guarantor’s entry into the Transaction Document.

Schedule 2
List of Transaction Document

1.	The Senior Secured First Lien Notes Due 2028 Indenture dated 30 April 2021 made between, inter alia, (i) the Issuer, as the issuer and a grantor; (ii) the Guarantors party thereto; and (iii) Wilmington Savings Fund Society, FSB, as trustee and first lien collateral agent.

2.	The Third Supplemental Indenture, dated 14 June 2022 made between, inter alia, (i) the Issuer; (ii) the Thai Guarantor; and (iii) Wilmington Savings Fund Society, FSB, as collateral agent and trustee.